CALCITECH LTD.
                             (FORMERLY KEMGAS LTD.)


                   RESTATED CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors
CalciTech Limited (formerly Kemgas Limited)

To the shareholders and board of directors of CalciTech Limited (formerly Kemgas
--------------------------------------------------------------------------------
Limited)
--------

We have audited the accompanying consolidated balance sheets of CalciTech Limited (formerly Kemgas Limited) (a company in the development stage) as of February 28, 2002 and February 28, 2001, and the related consolidated statements of operations, shareholders' deficiency, and cash flows for the three years in the period ended February 28, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with International Standards on Auditing, and with auditing standards generally accepted in the United States of America and Canada. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of CalciTech Limited (formerly Kemgas Limited) (a development stage company) as of February 28, 2002 and February 28, 2001, and the consolidated results of its operations and its cash flows for the three years in the period ended February 28, 2002 in accordance with International Accounting Standards.

As described in Note 2 to the financial statements, the Company has restated its financial statements for each of the years in the three year period ended February 28, 2002 to adjust the accounting for certain deferred development costs and convertible debt.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 3.1 to the financial statements, the Company has incurred losses and negative cash flows from operations for the years ended February 28, 2002, February 28, 2001 and February 29, 2000. These matters raise substantial doubt about its ability to continue as a going concern. Management plans in regard to these matters are also described in Note 3.1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

International Accounting Standards vary in certain respects from accounting principles generally accepted in the United States and in Canada. The application of United States generally accepted accounting principles, as restated, and Canadian generally accepted accounting principles would have affected the determination of net loss and shareholders' deficiency for the financial years ended February 28, 2002, February 28, 2001 and February 29, 2000 to the extent summarized in Note 15 to the consolidated financial statements.

PricewaterhouseCoopers


Paris, France
August 6, 2002, except for Note 2 and the second paragraph of Note 15, for which the date is October 10, 2003

Comments by Auditor for Canadian Readers on Canadian-International  Standards on
--------------------------------------------------------------------------------
Auditing Reporting Differences
------------------------------

Canadian reporting standards for auditors do not permit a reference to conditions and events that cast a substantial doubt on a company's ability to continue as a going concern, such as those described in the above paragraph, when these are adequately disclosed in the financial statements. Under Canadian reporting standards for auditors, the going concern paragraph would be excluded from this report.

                                CALCITECH LIMITED
                      (a company in the development stage)
                      RESTATED CONSOLIDATED BALANCE SHEETS
                     February 28, 2002 and February 28, 2001
                      (amounts in thousands of US dollars)



                                                   2002        2001
                                       Notes      restated    restated
ASSETS

Current assets
Cash and cash equivalents               3.6     $       11  $     196
Receivables                                             14          8
Prepaid expenses and other current
 assets                                                 73         12

                                                 ----------  ---------
Total current assets                                    98        216

Non-current assets
Property, plant and equipment, net       5             120         40
Patents, net                         3.8 and 6          67          -

                                                 ----------  ---------
Total non-current assets                               187         40

                                                 ----------  ---------
TOTAL ASSETS                                    $      285  $     256
                                                 ==========  =========



                    The accompanying notes are integral part of the consolidated financial statements

                                CALCITECH LIMITED
                      (a company in the development stage)
                       RESTATED CONSOLIDATED BALANCE SHEET
                     February 28, 2002 and February 28, 2001
           (amounts in thousands of US dollars, except per share data)

                                                   2002        2001
                                       Notes      restated    restated
LIABILITIES AND SHAREHOLDERS'
 DEFICIENCY

Current liabilities
Accounts payable and accrued
 liabilities                                    $    1,145  $     579
Convertible debentures - current
 portion of liability element          3.14            285        106

                                                 ----------  ---------
Total current liabilities                            1,430        685

Provisions                              12             325        200
Credit facility                          7           2,043      2,370
Convertible debentures - non-current
 portion of liability element          3.14             87         96

                                                 ----------  ---------
Total liabilities                                    3,885      3,351

Minority interest                       10               -         51

Shareholders' deficiency                 9
Common stock, Cdn $ 0.001 par value;
 120,000,000 shares authorized in
 2002, 50,000,000 in 2001; issued and
 outstanding: 43,724,179 shares in
 2002 and 2001                                       1,778      1,778
Share premium                                       26,296     26,296
Holders' options outstanding on
 credit facility                                        55         57
Contribution surplus                                    51         47
Convertible debentures                               3,303      1,245
Deficit accumulated during
 development stage                                 (35,113)   (32,595)
Cumulative foreign currency
 translation adjustments                                30         26

                                                 ----------  ---------
Total shareholders' deficiency                      (3,600)    (3,146)

                                                 ----------  ---------
TOTAL LIABILITIES AND SHAREHOLDERS'
 DEFICIENCY                                     $      285  $     256
                                                 ==========  =========

                    The accompanying notes are integral part of the consolidated financial statements

                                CALCITECH LIMITED
                      (a company in the development stage)
                  RESTATED CONSOLIDATED STATEMENT OF OPERATIONS
           February 28, 2002, February 28, 2001 and February 29, 2000
          (amounts in thousands of US dollars, except per share data)




                                                  Notes  2002 restated  2001 restated  2000 restated




Revenues                                                $           -  $           -  $           -
Cost of revenues                                                    -              -              -

                                                         -------------  -------------  -------------
Gross margin                                                        -              -              -

Research and development expenses                       $         696  $       1,618  $       1,371
General and administrative expenses                               939            543            931
Settlement of legal dispute                        12             400              -              -

                                                         -------------  -------------  -------------
Operating loss                                                 (2,035)        (2,161)        (2,302)

Interest expense, net                                            (201)          (363)          (244)
                                                         -------------  -------------  -------------
Loss before income taxes and minority interest                 (2,236)        (2,524)        (2,546)

Provision for income taxes                         12            (333)            (9)           (12)
                                                         -------------  -------------  -------------
Loss from ordinary activities                                  (2,569)        (2,533)        (2,558)

Minority interest                                  10              51              -              -

                                                         -------------  -------------  -------------
Net loss                                                $      (2,518) $      (2,533) $      (2,558)
                                                         =============  =============  =============

Net loss per share:
Basic                                                   $      (0.058) $      (0.063) $      (0.083)
Diluted                                                 $      (0.058) $      (0.063) $      (0.083)

Shares used in net loss per share calculation:
Basic                                                      43,724,179     39,890,846     30,933,290
Diluted                                                    43,724,179     39,890,846     30,933,290


                    The accompanying notes are integral part of the consolidated financial statements

                                CALCITECH LIMITED
                      (a company in the development stage)
             RESTATED CONSOLIDATED STATEMENT OF SHAREHOLDERS' EQUITY
           February 28, 2002, February 28, 2001 and February 29, 2000
          (amounts in thousands of US dollars except number of shares)

                  Note   Common stock    Share    Holders'  Contributed Convertible  Deficit    Cumulative     Total
                                         premium   option      surplus   debentures accumulated  currency  consolidated
                                                outstanding                           during   translation shareholders'
                                                    on                              developmentadjustments  deficiency
                                                 convertible                           stage
                                                    note
                                                   payable

------------------------------------------------------------------------------------------------------------------------
                        Shares   Amounts
                      ------------------

Balances,
 February 28, 1999
 as previously
 presented            29,917,386  1,768  16,631           -           -      8,148     (26,292)        (23)         232

Effect of change
 for deferred
 development
 costs                         -      -       -           -           -          -        (723)          -         (723)
Effect of change
 for convertible
 debt                          -      -      88          92           -          -         (86)          -           94

                      --------------------------------------------------------------------------------------------------
Balances, February
 28, 1999 as
 restated             29,917,386  1,768  16,719          92           -      8,148     (27,101)        (23)        (397)

Net loss                       -      -       -                                  -      (2,558)          -       (2,558)
Drawing on credit
 facility          7           -      -       -          49           -          -           -           -           49
Issuance of common
 stock upon
 conversion of
 credit facility   7   2,429,150      2     625         (27)                     -           -           -          600
Interest on
 convertible
 debentures                    -      -       -           -           -        403        (403)          -            -
Conversion of
 convertible
 debentures, net
 of finders fee    4   7,202,643      5   7,093           -           1     (7,206)          -           -         (107)
Conversion of
 options           4     175,000      -       -           -           -          -           -           -            -
Value assigned to
 the conversion
 feature           4           -      -   1,345           -           -     (1,345)          -           -            -
Foreign currency
 translation
 adjustments                   -      -       -           -           -          -           -         202          202

                      --------------------------------------------------------------------------------------------------
Balances, February
 29, 2000 as
 restated             39,724,179  1,775  25,782         114           1          -     (30,062)        179       (2,211)

Net loss                       -      -       -                                  -      (2,533)          -       (2,533)
Drawing on credit
 facility          7           -      -       -           6           -          -           -           -            6
Issuance of common
 stock upon
 conversion of
 credit facility  9.2  4,000,000      3     514         (63)         46          -           -           -          500
Issuance of
 convertible
 debentures, net
 of finders fee   9.1          -      -       -           -           -      1,245           -           -        1,245
Foreign currency
 translation
 adjustments                   -      -       -           -           -          -           -        (153)        (153)

                      --------------------------------------------------------------------------------------------------
Balances, February
 28, 2001 as
 restated             43,724,179  1,778  26,296          57          47      1,245     (32,595)         26       (3,146)

Net loss                       -      -       -           -           -          -      (2,518)          -       (2,518)
Drawing on credit
 facility          7           -      -       -           2           -          -           -           -            2
Conversion of
 credit facility
 into convertible
 debentures, net
 of finders fee   9.1          -      -       -          (4)          4      2,058           -           -        2,058
Foreign currency
 translation
 adjustments                   -      -       -           -           -          -           -           4            4

                      --------------------------------------------------------------------------------------------------
Balances, February
 28, 2002 as
 restated             43,724,179  1,778  26,296          55          51      3,303     (35,113)         30       (3,600)
                      ==================================================================================================


                    The accompanying notes are integral part of the consolidated financial statements

                                CALCITECH LIMITED
                      (a company in the development stage)
                  RESTATED CONSOLIDATED STATEMENT OF CASH FLOWS
           February 28, 2002, February 28, 2001 and February 29, 2000
                      (amounts in thousands of US dollars)


                                                                        2002 restated  2001 restated  2000 restated



Cash flows from operating activities
Loss before income taxes and minority interest                        $      (2,236) $      (2,524) $        (2,546)
Non cash items
Depreciation and amortization                                                     3          1,205              608
Interest expense                                                                201            363              344
                                                                       -------------  -------------  ---------------
Operating loss before working capital changes                                (2,032)          (956)          (1,594)

Changes in working capital :
Decrease /(increase) in accounts receivable                                      (6)             1               (3)
Decrease /(increase) in other current assets                                    (61)            (1)               8
Increase/(decrease) in accounts payable and accrued expenses, and
 provisions used                                                                202            125              (65)

                                                                       -------------  -------------  ---------------
Cash used in operations                                                      (1,897)          (831)          (1,654)

Interest paid to financial institutions                                           -             (5)              (1)
Income taxes paid                                                                (8)            (9)             (12)

                                                                       -------------  -------------  ---------------
Net cash used in operating activities                                        (1,905)          (845)          (1,667)

Cash flows from investing activities
Acquisition of property, plant and equipment                                   (164)            (1)               -

                                                                       -------------  -------------  ---------------
Net cash used in investing activities                                          (164)            (1)               -

Cash flows from financing activities
Payment of bank loans                                                             -             (7)             (12)
Proceeds from issuance of convertible  debentures                             2,500            441                -
Proceeds from credit facility                                                 2,316          1,080            1,684
Payment of credit facility                                                   (2,643)          (324)               -
Finders fee                                                                    (125)           (52)            (108)
Non-controlling investment in Odda                                                -             51                -
Interest paid on convertible  debentures                                       (210)             -                -

                                                                       -------------  -------------  ---------------
Net cash provided by financing activities                                     1,838          1,189            1,564

Effect of exchange rate changes on cash                                          46           (153)             202

                                                                       -------------  -------------  ---------------
Net increase / (decrease) in cash and cash equivalents                         (185)           190               99
Cash and cash equivalents, beginning of year                                    196              6                7

                                                                       -------------  -------------  ---------------
Cash and cash equivalents, end of year                                $          11  $         196  $           106
                                                                       =============  =============  ===============

                    The accompanying notes are integral part of the consolidated financial statements

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

1. BUSINESS OF THE COMPANY
   -----------------------

CalciTech Limited (formerly Kemgas Ltd.) (the "Company") is incorporated in the jurisdiction of Bermuda. Starting from the production of acetylene from which revenues were generated until 1997, the Company changed its business model to concentrate on the production of precipitated calcium carbonate (PCC). The production of acetylene gas from calcium carbide generates significant quantities of carbide lime. CalciTech decided to develop a process for producing a low cost PCC from waste lime. PCC is a white pigment which can only be produced from pure, white limestone deposits and is currently used in a wide range of applications, including paper filling and high value pharmaceutical and food additives.

Revenue from the principal activity has not yet started.

Throughout these notes to the restated consolidated financial statements, all referenced amounts reflect the balances and amounts on a restated basis.

2. RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS
   -----------------------------------------------------

The Company determined that it was required to restate the accounting for development activities and convertible debt to conform the accounting to GAAP.

As a result of the foregoing, the Company has restated its financial statements for the three years ended February 28, 2002.

Set forth below are the restatement adjustments included in the restatement of the previously issued financial statements, each of which is a "fundamental error" within the meaning of IAS 8.

Considering the following circumstances:

     - There remains a technical and design risk that it will not be possible to scale-up production in the manner envisaged and a risk that the cost, timing and efficiency of commercial production will not be consistent with the current plans;
     - The production process is new and has not been tried before, so there are several risks associated with the scale up to full commercial production;
     -    There are no firm sales contract;

the criteria set by International Accounting Standards for the deferral of development costs, as further described in Note 3.10, have not yet been met, and consequently the Company restated the financial statements to expense development costs, which had been deferred in previously issued financial statements.

Considering that the small scale plant was constructed to provide final process data and bulk samples and to reduce the technical risk in moving up to a full scale plant, management has not demonstrated the technical feasibility of completing the asset for use in commercial production. The small-scale production plant, which had been considered a tangible asset in the previously issued financial statements, was accordingly expensed as a development activity in the restated consolidated financial statements.

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

Considering that being in the development stage does not preclude the Company from obtaining reliable measure of the fair market value of its compound debt instruments, the fair values on issue of the debt of the liability component and the equity conversion component of convertible debt were determined and classified separately. The fair value of the liability component is calculated using the interest rate for an equivalent non-convertible debt. The residual amount, representing the value of the conversion rights, is included in shareholders' equity. The values of convertible debentures and credit facility, which had been entirely posted to shareholders' equity and liabilities in the previously issued financial statements, were accordingly split between shareholders' equity and liabilities in the restated consolidated financial statements, and the classification of flows relating thereto in equity and the statement of operations was amended accordingly.

Summary of Restatement Items
----------------------------

The following tables present the impact of the restatement adjustments on the Company's previously reported 2002, 2001 and 2000 results and financial position on a condensed basis:

                                                  2002                       2001                       2000
Statement of operations:                As previously As restated  As previously As restated  As previously As restated
                                           reported                   reported                   reported
Gross margin                                       -           -              -           -              -            -

Research and development expenses      $          88         696  $       1,640       1,618  $       1,745        1,371
General and administrative expenses              897         939            543         543            931          931
Settlement of legal dispute                      400         400              -           -              -            -

                                        -------------------------  -------------------------  --------------------------
Operating loss                                (1,385)     (2,035)        (2,183)     (2,161)        (2,676)      (2,302)

Interest expense, net                           (142)       (201)          (263)       (363)          (598)        (244)
                                        -------------------------  -------------------------  --------------------------
Loss before income taxes and minority
 interest                                     (1,527)     (2,236)        (2,446)     (2,524)        (3,274)      (2,546)

Provision for income taxes                      (333)       (333)            (9)         (9)           (12)         (12)
                                        -------------------------  -------------------------  --------------------------
Loss from ordinary activities                 (1,860)     (2,569)        (2,455)     (2,533)        (3,286)      (2,558)

Minority interest                                 51          51              -           -              -            -

                                        -------------------------  -------------------------  --------------------------
Net loss                               $      (1,809)     (2,518) $      (2,455)     (2,533) $      (3,286)      (2,558)
                                        =========================  =========================  ==========================

Net loss per share:
Basic                                  $      -0.041      -0.058  $      -0.062      -0.063  $      -0.106       -0.083
Diluted                                $      -0.041      -0.058  $      -0.062      -0.063  $      -0.106       -0.083

Shares used in net loss per share
 calculation:
Basic                                     43,724,179  43,724,179     39,890,846  39,890,846     30,933,290   30,933,290
Diluted                                   43,724,179  43,724,179     39,890,846  39,890,846     30,933,290   30,933,290

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

                                                            2002                                2001
Balance sheet:                                     As previously    As restated          As previously    As restated
                                                     reported                            reported

ASSETS

Current assets
Cash and cash equivalents                         $           11             11     $            196            196
Receivables                                                   14             14                    8              8
Prepaid expenses and other current assets                     73             73                   12             12

                                                   -----------------------------     -------------------------------
Total current assets                                          98             98                  216            216

Non-current assets
Property, plant and equipment, net                           397            120                   40             40
Patents, net                                                  67             67                    -              -
Deferred development costs, net                              658              -                  327              -

                                                   -----------------------------     -------------------------------
Total non-current assets                                   1,122            187                  367             40

                                                   -----------------------------     -------------------------------
TOTAL ASSETS                                      $        1,220            285     $            583            256
                                                   =============================     ===============================

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current liabilities
Accounts payable and accrued liabilities          $        1,145          1,145     $            579            579
Current portion of convertible debentures                      -            285                    -            106

                                                   -----------------------------     -------------------------------
Total current liabilities                                  1,145          1,430                  579            685

Provisions                                                   325            325                  200            200
Credit facility                                            2,043          2,043                2,370          2,370
Convertible debentures                                         -             87                    -             96

                                                   -----------------------------     -------------------------------
Total liabilities                                          3,513          3,885                3,149          3,351

Minority interest                                              -              -                   51             51

Shareholders' deficiency
Common stock, Cdn $ 0.001 par value; 120,000,000
 shares authorized in 2002, 50,000,000 in 2001;
 issued and outstanding: 43,724,179 shares in 2002
 and 2001                                                  1,778          1,778                1,778          1,778
Share premium                                             26,039         26,296               26,164         26,296
Holders' options outstanding on credit facility                -             55                    -             57
Contribution surplus                                           -             51                    -             47
Convertible debentures                                     3,948          3,303                1,448          1,245
Deficit accumulated during development stage             (34,088)       (35,113)             (32,033)       (32,595)
Cumulative foreign currency translation
 adjustments                                                  30             30                   26             26

                                                   -----------------------------     -------------------------------
Total shareholders' deficiency                            (2,293)        (3,600)              (2,617)        (3,146)

                                                   -----------------------------     -------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' DEFICIENCY    $        1,220            285     $            583            256
                                                   =============================     ===============================


(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

3. BASIS OF PRESENTATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
   --------------------------------------------------------------------

3.1 Going concern

The financial statements have been prepared assuming the Company will continue as a going concern. Under the going concern assumption, an entity is ordinarily viewed as continuing in business for the foreseeable future with neither the intention nor the necessity of liquidation, ceasing trading or seeking protection from creditors pursuant to laws or regulations. In assessing whether the going concern assumption is appropriate, management takes into account all available information for the foreseeable future, in particular for the twelve months from the balance sheet date.

The Company is in the development stage and has therefore incurred cumulative losses of $35,113 through February 28, 2002 and current liabilities exceed current assets by $1,332. Accordingly, there is significant doubt about the Company's ability to continue as a going concern. The ability to continue as a going concern is dependent upon securing borrowing and raising further capital until such time as the Company is generating adequate revenue as to be self-supporting.

The credit facility agreement with Epsom Investment Services N.V. to provide up to $5 million (see Note 7) has been further extended to March 5, 2003. As at February 28, 2002, $2,043 of this facility had been drawn down. Further, Epsom agreed to convert part of this facility into equity for $450 in February 2002.

Also during February 2002, the Company announced a private placement of mixed securities to raise $2,000 (see Note 9.3). This placement was successfully closed on April 12, 2002.

Management is currently pursuing mezzanine financing to further fund the development of its products and markets and to carry out its business plan.

Assets and liabilities are recorded on the basis that the Company will be able to realize its assets and discharge its liabilities in the normal course of business. Accordingly, the financial statements do not include any adjustments to the carrying values of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

3.2 Basis of presentation

The consolidated financial statements are prepared and presented in accordance with International Accounting Standards. A reconciliation of net income and shareholders' equity between IAS and the accounting principles generally accepted in the United States (US GAAP) is included in Note 15.

Certain disclosure differences between IAS and Canadian GAAP are included in
Note 15.

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

3.3 Principles of consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. Intercompany balances and transactions have been eliminated.

3.4 Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

3.5 Foreign currency translation

The reporting currency of the Company is the US dollar (USD), which is also the measurement currency of the parent company. The parent company elected the US dollar as its measurement currency rather than the Bermudan dollar (BMD), which is the currency of its country of domicile, to reflect the fact that the majority of its financing, consulting and labor costs are denominated in US dollars.

The measurement currency of the Company's operating foreign subsidiaries is their local currency, generally the Euro. Assets and liabilities of the Company's foreign subsidiaries are translated into US dollars using the exchange rate in effect at the balance sheet date. Additionally, their expenses are translated using exchange rates approximating average rates prevailing during the year. Translation adjustments that arise from translating their financial statements from their local currencies to US dollars are accumulated and reflected as a separate component of shareholders' equity.

Gains and losses that arise from the effect of exchange rate changes on balances denominated in currencies other than the measurement currency of each of the Company and its subsidiaries are included in the statements of operations as incurred.

3.6 Cash and cash equivalents

The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents.

3.7 Property, plant and equipment

Property, plant and equipment are stated at cost and are depreciated on a straight-line basis over their estimated useful lives set out below:

  Leasehold improvements                lesser of lease term or 10 years
  Plant and equipment                   10 years
  Office furniture and equipment        5 to 10 years

Maintenance and repairs are charged to expense when incurred.

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

3.8 Patents

Expenditure on acquired patents is capitalized and amortized over their useful lives. Legal expenditure for the protection of technology developed by the Company is recognized as an expense as incurred below, except when additional future economic benefits can be attributed to such protection at closing date.

3.9 Goodwill

Under the purchase method of accounting, the excess of the purchase price of the business acquired over the fair value of tangible and intangible assets at the date of acquisition has been assigned to goodwill. Such amounts are amortized over a maximum of 15 years on a straight-line basis. The carrying value of goodwill is reviewed on an annual basis relying on a number of factors including business plans and economic projections using an undiscounted cash-flow method. Provision is made for any impairment identified, using the discounted cash-flow method.

3.10 Research and development

Research and development costs are expensed as incurred, except for development costs which are deferred as intangible assets when the Company can demonstrate all of the following: o the technical feasibility of completing the intangible asset so that it will be available for use or sale;

--   its intention and ability to use or sell the intangible asset;

-- the existence of a market for the output of the intangible asset or the intangible asset itself;

--   the   availability  of  adequate   technical   resources  to  complete  the
     development;

-- the availability of adequate financial and other resources to complete the development and to use or sell the intangible asset, subject to the ability of the Company to continue as a going concern, as described in Note 3.1;

-- its ability to measure the expenditure attributable to the intangible asset during its development reliably.

Deferred development costs are originally recorded at cost, which includes:

-- expenditure on materials and services used or consumed in generating the intangible asset;

-- the salaries, wages and other employment related costs of personnel directly engaged in generating the asset, and

-- any expenditure that is directly attributable to generating the asset, such as the amortization of patents used to generate the asset.

Any costs capitalized are amortized on a straight-line basis over the period of expected future benefit.

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

The Company has determined that its development activities do not meet the aforementioned criteria for deferral.

3.11 Net loss per common share

Basic net loss per share is computed by dividing net loss by the weighted average number of shares outstanding.

For the purpose of calculating diluted earnings per share, the net profit attributable to ordinary shareholders and the weighted average number of shares outstanding is adjusted for the effects of all dilutive potential ordinary shares. The effects of anti-dilutive potential ordinary shares are ignored in calculating diluted earnings per share. Potential ordinary shares are anti-dilutive when their conversion to ordinary shares would decrease loss per share from continuing operations.

3.12 Fair value of financial instruments

Carrying amounts of certain of the Company's financial instruments including cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to their short maturities, based on borrowing rates currently available to the Company.

3.13 Deferred taxation

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. Valuation allowances are established when necessary to reduce deferred tax assets to amounts expected to be realized.

Deferred tax assets are recognized only to the extent that future taxable profit will be available such that realization of the related tax benefit is more likely than not.

3.14 Stock options

The Company does not recognize any compensation expense with respect to stock options.


3.15 Convertible debt accounting

On issue of convertible debentures and credit facility, the fair value of the conversion option is determined. This amount is recognized and presented separately in shareholders' equity. The obligation to make future payments of principal and interest to the holder of the option is calculated using a deemed market interest rate for an equivalent non-convertible bond. The obligation to make future payments of interest is carried as a liability until extinguished on conversion or maturity of the notes. When the Company has the option to convert the principal and, if applicable, the interest on these notes, the obligation to make future payments of principal to the holder is carried as equity.

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

The fair value of the liability component, representing the obligation to make future payments of interest to the holder of the conversion option is calculated using a deemed market interest rate for an equivalent non-convertible bond. The residual amount, representing the value of the equity conversion component, is included in shareholders' deficiency.


4. Acquisition
   -----------
On February 29, 1996, the Company acquired the remaining 50.1% of Kemgas Corporation Inc. and its subsidiaries (KCI) not already owned by the Company exchanging for each share of KCI:

--   one common share of the Company; and

--   $1.00 in the form of 7.5% convertible debentures.

The Company also undertook to take over the 1,050,000 outstanding stock options in KCI.

The acquisition was accounted for under the purchase method and accordingly, goodwill of $12,691 was recognized. Based on subsequent developments in strategy and operations, CalciTech determined that the goodwill relating to the acquisition of KCI had been impaired. As required by generally accepted accounting principles, this change in estimate which amounted to a charge of $10,649 was recorded in the year ended February 28, 1999.

Under an agreement dated February 25, 2000, Epsom Investment Services N.V., which represented 100% of the holders of the convertible debentures (amounting to $5,562 at that date) and acting in a non-discretionary role, agreed to convert the debentures plus accrued interest to February 18, 2000 (amounting to $1,640 at that date) into common shares of the Company on the basis of one share for each $1 of note. The remaining option holders also agreed to convert their 175,000 options into common shares of the Company on the basis of one CalciTech Ltd. share for one KCI option. This resulted in the issue of 7,377,643 common shares.


5. Property, plant and equipment
   -----------------------------

Property, plant and equipment consists of the following:

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

                                                      2002       2001

Leasehold improvements                            $     17   $     17
Building                                                81          -
Plant and equipment                                     52         52
Laboratory equipment                                     5          -
Office furniture and equipment                          48         44
                                                   --------   --------
Total gross value                                      203        113

Less accumulated depreciation                          (83)       (73)

                                                   --------   --------
Total property, plant and equipment, net          $    120   $     40
                                                   ========   ========

Depreciation expense totaled $12, $11 and $11 for the years ended February 28, 2002, February 28, 2001 and February 29, 2000, respectively.


6. PATENTS
   -------

Patents can be summarized as following:

                                                       2002      2001

Net amount at beginning of the year                $      -  $  1,193
Additions                                                71         -
Amortized during the year                                (4)   (1,193)

                                                    --------  --------
Balance at the end of the year                           67         -
                                                    ========  ========

Gross amount                                          3,244     3,173
Accumulated amortization                             (3,177)        -

                                                    --------  --------
Balance at the end of the year                     $     67  $      -
                                                    ========  ========

The Company acquired via the combination with KCI (Note 4) rights to several patents in the field of Acetylene production, equipment for this production and PCC with expiry dates up to the year 2009.

Patents were initially amortized over a period of 13 years. During the year ended February 28, 1999, the estimated remaining useful life of the patents was revised to 3 years. This change was made in view of the fact that technological obsolescence arises at a faster rate than expiry of legal rights attached to the asset. As a result, those patents were fully amortized at February 28, 2001.

Amortization expense amounted to $4, $1,193, and $597 for the years ended February 28, 2002, February 28, 2001 and February 29, 2000, respectively.

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

7. CREDIT FACILITY AGREEMENT
   -------------------------

On February 28, 1998 the Company entered in a credit facility agreement of up to $2,330 with Epsom Investment Services N.V., which represented 100% of the lenders and acting in a non-discretionary role, bearing interest at 8% per annum and due year 2000.

In April 1999, the Company re-negotiated an extension of the existing credit facility agreement with Epsom Investment Services N.V. to provide up to $5 million for the purposes of funding the Company's PCC development program for a term to February 28, 2001. Interest rate per annum was reduced to 7 3/4% .

In February 2001, the Company re-negotiated a further extension of the existing credit facility agreement for a term to March 4, 2002 at an annual interest rate of 7 3/4%. A further extension has been negotiated extending the facility to March 5, 2003 with the same rate of interest.

The balance due on the credit facility agreement can be converted in part or in whole into shares of common stock at any time at the option of the holder. The conversion price is equal to 80% of the trading price per share of common stock on the date such note was made or additional advances were made. The facility is collateralized by the assets of the Company.

The credit facility is presented as follows:

                                                      2002       2001

  Face value of note issued during the year          2,174      1,080
  Less equity conversion component                      (2)        (6)

                                                 ---------- ----------
                                                     2,172      1,074

  Interest expense                                     144        358
  Conversion of note into common shares                  -       (500)
  Conversion of note into convertible debentures    (2,500)    (1,059)
  Payments made during the year                       (143)      (324)

                                                 ---------- ----------
                                                      (327)      (451)

  Liability component at the beginning of the
   year                                              2,370      2,821

                                                 ---------- ----------
  Liability component at end of the year             2,043      2,370
                                                 ========== ==========

  Effective interest rate at year end                 7.75%     11.75%
                                                 ---------- ----------

The carrying amount of the credit facility approximates its fair value.

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

8. COMMITMENT
   ----------

The Company leases its principal management services office under an operating lease expiring in October 2004. Under the terms of the lease agreement, the Company has the option to extend the term of the lease for three years. At February 28, 2002, future minimum payments amounted to $7.


9. SHAREHOLDERS' DEFICIENCY
   ------------------------
9.1. Convertible debentures

In February 2001, the Company entered into an agreement for the placement of 8% convertible debentures in the sum of $1,500 for a term to February 2003. Of this amount, $441 was paid in cash and $1,059 was exchanged for the credit facility. Interest is payable quarterly. Investors may after two years or on any prior dividend payments date up to maturity, convert into common shares at the greater of 75% of the average closing price for the ten trading days prior to the conversion or the market price per share at the time of closing. This instrument qualifies for equity classification under IAS as long as there is no indication that the shares of the Company may be delisted. If that future event was to occur within 270 days after the date of conversion, the investors may put the debentures to the Company at 100% of their original amount plus accrued and unpaid interest. Accordingly, the instrument would be reclassified to debt from the date that the decision to delist the shares was made. The investors shall also receive 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

The Company may redeem the convertible debentures in whole or in part at any time up to two years. On the maturity date, the Company also has the right to convert any or all of the amounts of principal and any unpaid interest, into common stock. A finders fee of 5% and 1,000 common stock purchase warrants per $100 invested was paid.

In July 2001, the Company entered into a further agreement for the placement of 7.5% convertible debentures in the sum of $2,500 for a term to November 2003. The terms of the note are exactly the same as those on the notes issued in February 2001. The investors also received 20,000 warrants for every $100 invested, exercisable for a two year period at 125% of the closing average offer price for the previous ten trading days.

The effective interest rate assigned to the liability element is 12%.


9.2 Conversion of credit facility

In February 2001, the Company entered into an agreement to convert part of the balance due on the credit facility agreement (amounting to $500) with Epsom Investment Services N.V. (Note 7) into common stock of the Company on the basis of one share for each US$0.125 of note. This resulted in the issue of 4,000,000 common shares.

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

9.3 Agreements with post balance sheet effect

In February 2002, Epsom Investment Services N.V. agreed to convert an additional $ 450 of the balance due on the credit facility agreement into common stock of the Company on the basis of one share for each $0.32 of note. This conversion will result in the issue of common stock of 1,424,050 common shares.

During February 2002, the Company announced a private placement of mixed securities to raise US$ 2,000 by way of 7.5% convertible debentures in the sum of $ 300, with the same terms and conditions as previous issues, and by the issue of common stock in the sum of $ 1,700 at a discount of 10% to the market average price, with the issue for each share taken down of a twelve month warrant for one additional share at a premium of 20% to the strike price. The placing, which was completed after the end of the financial year, subject to the approval of the Canadian Venture Exchange, consisted of 4,933,091 common shares, priced at CDN $0.55 with a twelve month warrant to purchase an additional common share for each share taken down at CDN $0.66, and US$300 7.5% convertible debentures.

9.4 Stock option plan

Under the provision of the Canadian Venture Exchange (formerly Vancouver Stock Exchange), a total of 10% of issued shares may be granted to directors, officers and employees of the Company in the form of stock options. The options generally expire five years from the date of the grant.

Stock option activity was as follows:

                                      Number of         Exercise price per share
                                      ---------         ------------------------
                                        Shares
                                        ------

Balance at February 28, 1999          2,185,000            Cdn $0.80 to 1.50

Options lapsed                       (1,175,000)           Cdn $0.29 to 1.50
Options granted                         500,000                Cdn $0.30

                                    ---------------   --------------------------
Balance at February 29, 2000          1,510,000            Cdn $0.29 to 0.30
                                    ---------------   --------------------------

Options lapsed                         (350,000)               Cdn $0.29
Options granted                               -

                                    ---------------   --------------------------
Balance at February 28, 2001          1,160,000            Cdn $0.29 to 0.30

Options lapsed                                -
Options granted                               -

                                    ---------------   --------------------------
Balance at February 28, 2002          1,160,000            Cdn $0.29 to 0.30

All options that were outstanding as at December 8, 1999, originally priced at Cdn $0.80 to 1.50 have had their exercise price amended to Cdn $0.29.

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

The following table summarizes information with respect to stock options as of February 28, 2002:

                    Number of        Status        Number of         Weighted average
    Exercise         options                        options       remaining contractual
     price         outstanding                    exercisable          life (years)

Cdn $0.30            500,000       Exercisable      500,000                3.25
Cdn $0.29            660,000       Exercisable      660,000                0.98

                    ----------                     ---------
                    1,160,000                      1,160,000


9.5 Other information

The Company is committed to issue 100,000 common shares for services in connection with the preparation and filing of a registration statement under the Securities Exchange Act (US) and listing on the National Associations of Securities Dealers Automated Quotation System (NASDAQ), in the event that the Company elects to obtain a NASDAQ listing.

The Company has never paid or distributed dividends.


10. MINORITY INTEREST
    -----------------

During the year ended February 28, 2001, the Company contributed 51% of the share capital of CalciTech Odda A-S ("Odda") (a Norwegian company) through a wholly-owned subsidiary, CalciTech Holdings ApS (a Danish company, formed on October 31, 2000). Minority interest represents the interest in the company owned by a third party.


11. INCOME TAXES
    ------------

Under the current Bermuda law, the Company is not required to pay any income taxes in Bermuda. The Company has received an undertaking from the Minister of Finance of Bermuda that in the event of any such taxes being imposed, the Company will be exempted from such taxation until March 28, 2016.

Loss before income taxes and minority interest consists of the following:

                                                    2002     2001      2000

Bermuda                                          $(2,021)  (2,335) $ (2,680)
Rest of world                                       (215)    (189)      134

                                                  -------  -------  --------
Loss before income taxes and minority interest   $(2,236) $(2,524) $ (2,546)

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

There are no significant deferred taxes reflecting the net tax effects of temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

There are no significant operating loss carry-forwards as of February 28, 2002.


12. PROVISIONS AND CONTINGENCIES
    ----------------------------

The Company had received a claim from one of its former customers. Based upon the information provided by this customer, the Company has offered and accrued $200 to settle the dispute. During October 2001, the Company reached settlement with its former customer. Settlement in a sum of $601 was affected by the Company by making installment payments of $201 at the execution of the settlement agreement, $200 on October 31, 2001, $100 on March 31, 2002, and $100 on October 31, 2002. Payment of the first two installments was effected during the financial year which resulted in a full cessation of claims from the former customer. Whilst reaching the settlement, the Company accepted no responsibility for the claims.

The Company is subject to legal proceeding, claims, and litigation arising in the ordinary course of business. The Company and its subsidiaries are occasionally challenged by local tax authorities. The Company records a provision for these tax risks based on its most available information on the tax claim in each tax jurisdiction. The Company's management does not expect that the ultimate cost to resolve these matters will have a material adverse effect on the Company's consolidated financial position, results of operations, or cash flows.


13. RELATED PARTY TRANSACTIONS
    --------------------------

The amount paid to shareholders, directors and officers of the Company and their related companies for consulting and other services totaled $196, $240 and $180 for the years ended February 28, 2002, February 28, 2001 and February 29, 2000, respectively.

In the financial year ended February 28, 2002, this amount included $175 paid to EuroHelvetia TrustCo S.A., who were contracted by CalciTech to act as the Company's exclusive financial advisors. EuroHelvetia charge their fees for work related to advice on private placements, fund raising and project finance. Roger
A. Leopard, Chief Executive Officer and President of the Company, is also a director of EuroHelvetia TrustCo S.A.. EuroHelvetia also provide administration of Epsom Investment Services N.V..

Roger A. Leopard charged the remaining $ 21 to CalciTech Group Services in providing strategic and industrial counseling services.

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

14. FINANCIAL INFORMATION BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA
    -------------------------------------------------------------

The Company operates in one business segment. The following table presents information by geographical area:

                                    2002      2001      2000
Operating loss

Bermuda                         $ (1,882) $ (1,972) $ (2,436)
Rest of world                       (153)     (189)      134

                                 --------  --------  --------
Total                           $ (2,035) $ (2,161) $ (2,302)

Identifiable assets

Bermuda                         $     67  $      -
Rest of world                        218       256

                                 --------  --------
Total                           $    285  $    256


15.   DIFFERENCES BETWEEN INTERNATIONAL ACCOUNTING STANDARDS, US GENERALLY
      --------------------------------------------------------------------------
      ACCEPTED ACCOUNTING PRINCIPLES AND CANADIAN GENERALLY ACCEPTED ACCOUNTING
      --------------------------------------------------------------------------
      PRINCIPLES
      ----------

The Company's consolidated financial statements are prepared in accordance with International Accounting Standards (IAS), which differ from generally accepted accounting principles in the United States (US GAAP) and generally accepted accounting principles in Canada (Canadian GAAP).

Under US GAAP, the beneficial conversion feature embedded in the credit facility should be recognized and measured by allocating a portion of the proceeds equal to the intrinsic value of that feature to additional paid-in capital. The Company has restated its net loss in accordance with US GAAP to reflect this accounting policy. The effect was the additional charge to net loss as represented by "Beneficial conversion feature on credit facility". There was no effect on Shareholders' deficiency from this change. Share option expense was restated to account for the reclassification of certain options as fixed that were previously accounted for as variable.

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

The principal differences between IAS and US GAAP are presented below together with explanations of certain adjustments that affect consolidated net income and total shareholders' equity:

                                                       2002       2001       2000     Cumulative total
                                                                                       since inception
                                                     restated   restated   restated       restated

Net loss in accordance with IAS, restated           $  (2,518) $  (2,533) $  (2,558) $        (33,473)
Interest, finders fee and currency translation on
 convertible debentures                                  (275)       (52)         -              (327)
Beneficial conversion feature on credit facility         (543)      (240)      (470)           (2,012)
Share options accounting                                 (123)         -          -              (123)

                                                     ---------  ---------  ---------  ----------------
Net loss in accordance with US GAAP                 $  (3,459) $  (2,825) $  (3,028) $        (35,935)

Basic net loss per share under US GAAP              $  (0.079) $  (0.071) $  (0.098) $
Diluted net loss per share under US GAAP            $  (0.079) $  (0.071) $  (0.098) $


Shareholders' deficiency in accordance with IAS,
 restated                                           $  (3,600) $  (3,146) $
Convertible debentures                                 (3,633)    (1,300)

                                                     ---------  ---------
Shareholders' deficiency in accordance with US GAAP $  (7,233) $  (4,446) $

Under US GAAP, convertible debentures should not be included within shareholders' deficiency. Accordingly, interest and the foreign currency translation adjustment on the principal element, and finders fee would be charged to income under US GAAP.

The Company's share option plan is treated as a compensatory plan under US GAAP. For the purpose of this reconciliation, the Company has adopted Accounting Principles Board Opinion No. 25 "Accounting for Stock Issued to Employees" (APB
25) and related interpretations in accounting for its share options which were granted to employees and non-employee directors elected by shareholders.

Under APB 25, compensation expense is recognized when exercise prices are below the fair market value of the underlying shares. The repricing of options on December 8, 1999 required the Company to follow variable plan accounting, under which compensation cost is remeasured each period. Due to the rise in market value, a compensation expense of USD 123, as restated in September 2003, was recorded for the first time in the financial year ended February 28, 2002.

Under US GAAP, additional disclosures would include, but not necessary be limited to the following:

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

Consideration  received for shares of stock,  warrants,  rights and other equity
--------------------------------------------------------------------------------
securities
----------

                                                                  Number                 Amount

As at February 28, 1987                                          8,167,825  $               10,560

Performance shares for patent rights                            10,000,000                       -
Issue of shares for cash                                           766,667                     838
                                                          -----------------------------------------

As at February 29, 1988                                         18,934,492                  11,398
Issue of shares for cash                                           250,000                     359
                                                          -----------------------------------------

As at February 28, 1989 and 1990                                19,184,492                  11,757
Issue of shares for cash                                         1,000,000                     602
                                                          -----------------------------------------

As at February 28, 1991                                         20,184,492                  12,359
Issue of shares for cash                                           600,000                     394
Exercise of stock options                                           23,000                      15
Issue of shares for debt                                           413,171                     271
Reduction of paid up capital                                             -                (12,169)
                                                          -----------------------------------------

As at February 29, 1992                                         21,220,663                     870
Exercise of stock options                                          207,000                     140
Exercise of warrants                                                70,000                      56
Performance shares cancelled                                  (10,000,000)                       -
                                                          -----------------------------------------

As at February 28, 1993                                         11,497,663                   1,066
Exercise of warrants                                               530,000                     483
Exercise of stock options                                           11,000                      18
Acquisition of Kemgas Corporation Inc.                           5,187,495                     109
                                                          -----------------------------------------

As at February 28, 1994                                         17,226,158                   1,676
Exercise of stock options                                           75,000                      82
Exercise of stock options                                           75,000                       -
                                                          -----------------------------------------

As at February 28, 1995                                         17,376,158                   1,758
Exercise of stock options                                          200,000                       -
Acquisition of 50.1% Kemgas Corporation Inc.                     5,187,505                       4
                                                          -----------------------------------------

As at February 29, 1996                                         22,763,663                   1,762
Exercise of Kemgas Corporation Inc. stock options                  375,000                       -
                                                          -----------------------------------------

As at February 28, 1997                                         23,138,663                   1,762
Issue of shares on conversion of credit facility                 3,800,000                       4
                                                          -----------------------------------------

As at February 28, 1998                                         26,938,663                   1,766
Issue of shares on conversion of credit facility                 2,978,723                       2
                                                          -----------------------------------------

As at February 28, 1999                                         29,917,386                   1,768
Issue of shares for cash                                         2,429,150                       2
Conversion of convertible debentures                             7,202,643                       5
Exercise of Kemgas Corporation Inc. stock options                  175,000                       -
                                                          -----------------------------------------

As at February 29, 2000                                         39,724,179                   1,775
Issue of shares on conversion of credit facility                 4,000,000                       3
                                                          -----------------------------------------

As at February 28, 2002 and February 28, 2001                   43,724,179  $                1,778
                                                          =========================================



(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------


                                                        Options Outstanding             Option price per share
                                                                                                 Cdn.
Balance, February 28, 1990                                 1,850,000             $               0.45
Options granted                                              490,000                             0.90
Options cancelled                                        (1,925,000)                     0.45 to 0.90
                                                    -----------------------------------------------------------

Balance, February 28, 1991                                   415,000                             0.90
Options granted                                              100,000                             0.90
Options granted                                               25,000                             1.49
Options granted                                               20,000                             1.50
Options exercised                                           (23,000)                             0.90
Options cancelled                                           (40,000)                             0.90
                                                    -----------------------------------------------------------

Balance, February 29, 1992                                   497,000                     0.90 to 1.50
Options exercised                                          (207,000)                     0.90 to 1.50
Options cancelled                                          (115,000)                     0.90 to 1.50
Options granted                                               75,000                             1.50
                                                    -----------------------------------------------------------

Balance, February 28, 1993                                   250,000                     0.90 to 1.50
Options granted                                              131,000                             2.25
Options exercised                                           (11,000)                             2.25
Options cancelled                                          (100,000)                             1.50
                                                    -----------------------------------------------------------

Balance, February 28, 1994                                   270,000                     0.90 to 2.25
Options granted                                              200,000                             2.28
Options exercised                                           (75,000)                             1.50
Options exercised                                           (75,000)                             0.90
                                                    -----------------------------------------------------------

Balance, February 28, 1995                                   320,000                     2.25 to 2.28
Options exercised                                          (200,000)                             2.28
                                                    -----------------------------------------------------------

Balance, February 29, 1996                                   120,000                             2.25
Options lapsed                                              (10,000)                             2.25
Options granted                                              750,000                             2.45
Options granted                                              425,000                         US$ 2.50
                                                    -----------------------------------------------------------

Balance, February 28, 1997                                 1,285,000                    2.25 to 2.45 & 2.50
Options lapsed                                           (1,175,000)                            2.45 & 2.50
Options granted                                            1,925,000                             1.50
                                                    -----------------------------------------------------------

Balance, February 28, 1998                                 2,035,000                     1.50 to 2,25
Options lapsed                                             (600,000)                     1.50 to 2.25
Options granted                                              750,000                     0.80 to 1.50
                                                    -----------------------------------------------------------

Balance, February 28, 1999                                 2,185,000                     0.80 to 1.50
Options lapsed                                           (1,175,000)                     0.29 to 1.50
Options granted                                              500,000                             0.30
                                                    -----------------------------------------------------------

Balance, February 29, 2000                                 1,510,000                     0.29 to 0.30
Options lapsed                                             (350,000)                             0.29
                                                    -----------------------------------------------------------

Balance, February 28, 2002 and February 28, 2001           1,160,000                     0.29 to 0.30
                                                    ===========================================================

The Company has elected to adopt the disclosure provisions of Statement of Financial Accounting Standards No 123, "Accounting for Stock-Based Compensation", and continues to follow Accounting Principles Board Opinion No 25 and related interpretation in accounting for its employee stock options.

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

Had compensation cost for the plan been determined based on the fair value of the options using the minimum value method at the grant date for awards in the three year period ended February 28, 2002 consistent with the provisions of SFAS No 123, the Company's net loss and loss per share would have been as follows:

                                                 2002        2001        2000

Net loss per US GAAP:
- As reported                              $   (3,459) $   (2,825) $   (3,028)
- Pro forma                                $   (3,336) $   (2,825) $   (3,109)

Net loss per share per US GAAP - Proforma:
Basic net loss per share under US GAAP     $   (0.076) $   (0.071) $   (0.101)
Diluted net loss per share under US GAAP   $   (0.076) $   (0.071) $   (0.101)


The fair value of each option grant is estimated on the date of grant using the Black & Scholes option pricing model, with the following assumptions for grants made: dividend yields of 0% for all periods; annual risk-free interest rate of 4.5%; expected volatility of 60%. All grants were made during the financial year 2000.


Development Stage Entity
------------------------

The Company is still in the development stage and under US GAAP falls under the provisions of FAS No. 7 "Accounting and reporting by development stage enterprises".

The cumulative amounts are stated in accordance with International Accounting Standards.

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------


Statement of income
-------------------

                                                 Notes     Cumulative
                                                          totals since
                                                           inception
                                                            restated

Revenues                                                 $      2,728
Cost of revenues                                               (1,996)

                                                          ------------
Gross margin                                                      732

Research and development expenses                        $      8,637
General and administrative expenses                            12,530
Settlement of legal dispute                       12              400
Write-down of goodwill                            4            10,649
Other expenses                                                    184

                                                          ------------
Operating loss                                                (31,668)

Interest expense, net                                          (3,122)
                                                          ------------
Loss before income taxes and minority interest                (34,790)

Provision for income taxes                        12             (374)
                                                          ------------
Loss from ordinary activities                                 (35,164)

Minority interest                                 10               51

                                                          ------------
Net loss                                                 $    (35,113)
                                                          ============

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

Statement of cash flows
-----------------------


                                                    Cumulative
                                                   totals since
                                                    inception
                                                     restated
Cash flows from operating activities
Loss before income taxes and minority interest   $      (34,768)
Non cash items
Depreciation and amortization                             4,742
Write-down of property, plant and equipment               2,033
Write-down of inventory                                     459
Write-down of goodwill                                   10,649
Interest expense                                          3,122
Equity in earnings of affiliates                             86
                                                  --------------
Operating loss before working capital changes           (13,677)

Changes in working capital :
Decrease /(increase) in accounts receivable,
 prepaid expenses and other current assets                  173
Increase/(decrease) in accounts payable and
 accrued expenses, and provisions used                      632

                                                  --------------
Cash used in operations                                 (12,872)

Interest paid to financial institutions                    (427)
Income taxes paid                                           (49)

                                                  --------------
Net cash used in operating activities                   (13,348)

Cash flows from investing activities
Acquisition of property, plant and equipment               (728)
Purchase of KCI net of cash acquired                        537

                                                  --------------
Net cash used in investing activities                      (191)

Cash flows from financing activities
Payment of bank loans                                      (670)
Proceeds from issuance of common stock                    5,912
Proceeds from issuance of convertible  debentures         2,941
Proceeds from credit facility                             7,950
Payment of credit facility                               (2,967)
Finders fee                                                (285)
Increase in bank overdraft                                  437
Non-controlling investment in Odda                           51
Interest paid on convertible  debentures                   (210)

                                                  --------------
Net cash provided by financing activities                13,159

Effect of exchange rate changes on cash                     391

                                                  --------------
Net increase / (decrease) in cash and cash
 equivalents                                                 11
Cash and cash equivalents, at inception                       -

                                                  --------------
Cash and cash equivalents, end of year           $           11
                                                  ==============

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------


New accounting pronouncements under US GAAP
-------------------------------------------

Commencing March 1, 2001, new standards have been effective for the Company under both IAS and US GAAP with respect to accounting policies of financial instruments: IAS 39 "Accounting for Financial Instruments " and SFAS No. 133 (SFAS 133) "Accounting for Derivative Instruments and Hedging Activities", as amended by SFAS No. 137 and SFAS No. 138.

Adoption of these new standards did not have any effect on net loss and shareholders' deficiency under International Accounting Standards and US GAAP at March 1, 2001.

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and other Intangible Assets".

The adoption of SFAS 141 and SFAS 142 will have no effect on net loss and shareholders' deficiency under US GAAP at March 1, 2002.

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

There is no reconciling difference between net loss and shareholders' deficiency in accordance with IAS and Canadian GAAP for the years ended February 28, 2002 and February 28, 2001.

Under Canadian GAAP, additional disclosures would be required as follows:

Analysis  of research  and  development  costs and  general  and  administrative
--------------------------------------------------------------------------------
expenditure
-----------
                                            2002        2001        2000

Research and development
Amortization patents                           4       1,193         597
Consultancy                                    -           -          12
Pilot plant                                  690         409         296
Technical salaries                             -           -         390
Travel                                         -           -          49
Patents                                        -          16          27
Legal fees                                     2           -           -
                                       ----------  ----------  ----------
                                      $      696  $    1,618  $    1,371
                                       ==========  ==========  ==========

General and administrative
Audit                                         63          33          20
Legal                                        197          53          92
Filing and annual charges                     23          52          33
Board expenses                                 3           3          73
Insurance                                     22          19           7
Office                                        11          34          24
Rent and rates                                39          26          35
Leasing                                       18           -           -
Salaries and benefits                        175         126         257
Shareholder communication                     53          58           9
Telephone                                     17          12          16
Travel                                        64          56          50
Bank charges                                   9           2           6
Consulting                                   175           -           -
Depreciation                                  15          12          11
General expenses                              55          57         298
                                       ----------  ----------  ----------
                                      $      939  $      543  $      931
                                       ==========  ==========  ==========



16. List of principal consolidated companies
    ----------------------------------------

Principal consolidated companies are as follows:

Name of company                        Countries     Holding            Proportion   Nature of business
---------------                        ---------     -------            -----------  ------------------
                                                                           held
                                                                           ----

Kemgas North America Inc.               USA          Ordinary shares       100%      Marketing (dormant)
CalciTech Group Services SARL           France       Ordinary shares       100%      Administration
CalciTech Holdings ApS                  Denmark      Ordinary shares       100%      Holding company
CalciTech Odda A-S                      Norway       Ordinary shares        51%      Production of PCC
CalciTech Deutschland GmbH              Germany      Ordinary shares       100%      Production of PCC

(a company in the development stage)
NOTES TO RESTATED CONSOLIDATED FINANCIAL STATEMENT - Year ended
February 28, 2002
(amounts in thousands of US dollars, except per share data)
--------------------------------------------------------------------------------

17. NUMBER OF EMPLOYEES (UNAUDITED)
    -------------------------------

Headcount was 9, 7 and 6 as of February 28, 2002 and 2001 and February 29, 2000, respectively.